

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 7, 2009

VIA U.S. MAIL AND FAX (212) 930-9725

Sheng-Peir Yang
Chief Executive Officer, President and
  Chairman of the board
Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

> **Re:** **Omphalos Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 11, 2008**
> **Forms 10-Q for the quarters ended March 31, and September 30, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Sheng-Peir Yang:

We have reviewed your response dated December 19, 2008 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

1.   Please refer to prior comment 3 and your response thereto. Your response only addresses whether the items are operating items and did not address why you believe the current classification of the gain on lawsuit represents revenues. Please discuss the nature of these items in the context of your business and tell us why the amount is classified as revenues.

Note 1. Organization and Summary of Significant Accounting Policies, page 7

Accounts Receivable, page 8

2.   Please refer to prior comment 7 and your response thereto. We note that you review your accounts receivable "on a periodic basis, usually quarterly." Please tell us how you ensure that the amounts of your receivables are properly stated at the end of each quarter if the analysis is not performed on at least a quarterly basis.

Revenue Recognition, page 9

3.   Please refer to prior comment 8 and your response thereto. Please disclose your standard shipping terms which result in your recording revenue upon shipment. Clarify the terms of sale that typically cause you to record revenue when title passes to and the risks and rewards of ownership have transferred to the customer.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant